June 8, 2011

Securities and Exchange Commission
Washington, D.C.  20549

RE:           PureSpectrum, Inc.
Form 10-k for the fiscal years ended December 31, 2010 and 2009.
File No.   000-53015

Dear Ms. Hunter:

The following is filed in response to your comment letter dated May 26, 2011.

1.           With respect to comment No. 1 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 in connection with the sale of the Company’s unregistered common stock,  we confirm that we will provide the appropriate disclosure as set forth in Item 701 in the Company’s next periodic report.

2.           With respect to comment No. 2  regarding the Forbearance Agreement, we confirm that in our next periodic filing we will provide more specificity regarding the terms and conditions of the Forbearance Agreement,  its current status and more specific disclosure with respect to any default on the Company’s secured convertible promissory notes.

The undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact me.

Sincerely,

/s/Greg Clements
Greg Clements
President